SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                      VERSUS TECHNOLOGY, INC.
                         (Name of Issuer)

                   Common Stock, $.01 Par Value
                   (Title of Class of Securities)

                          925313-10-8
                         (CUSIP Number)

                         Gary T. Gaisser
                      2600 Miller Creek Road
                     Traverse City, MI  49684
                          (231) 946-5868
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                           November 26, 2001
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]




                           SCHEDULE 13D

CUSIP No.   238-108-20-3

1.   NAME OF REPORTING PERSON
     (ENTITIES ONLY) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

                          Gary T. Gaisser

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
     (SEE INSTRUCTIONS)
                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION           United States

__________________
                  |    7.   SOLE VOTING POWER          7,206,875
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER              --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     7,206,875
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER          --


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                7,206,875


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    16.5%


14.  TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)          IN




Item 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D is filed with respect to Versus Technology, Inc. (the "Issuer"), which has its principal executive offices at 2600 Miller Creek Road, Traverse City, MI 49684, telephone number (231) 946-5868. This Statement relates to the Issuer's common stock, $.01 par value (the "Common Stock").


Item 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by Gary T. Gaisser, the
President and Chief Executive Officer of the Issuer, who has his principal business address at the address of the Issuer.

          Mr. Gaisser has not during the last five (5) years been convicted in a criminal proceeding of any offense (excluding traffic violations or similar misdemeanors), nor was he during the last five (5) years a party to a civil proceeding of a judi-cial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Gaisser is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This Item is amended to add:

          On November 26, 2001 Mr. Gaisser acquired, in a private transaction, $50,000 principal amount of debentures of the Company convertible into Common Stock of the Company at $.25 a share. Mr. Gaisser paid par for the debentures using his personal funds. The debentures mature on April 30, 2004.





Item 4.   PURPOSE OF TRANSACTION.

          This Item is amended to add:

Mr. Gaisser reserves the right to sell additional securities of the Issuer and to purchase additional securities of the Issuer.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          This Item is amended to add:

          At December 1, 2001, (1) Mr. Gaisser owns directly 5,845,875 shares of Common Stock; (2) he holds options to purchase 1,506,000 shares of Common Stock of which options to purchase 1,161,000 shares are presently exercisable and considered, pursuant to Rule 13d-3, to be beneficially owned. In addition, (1) 25% of 180,000 shares will become exercisable on September 8, 2002, and 25% on each subsequent anniversary date until the 180,000 shares are fully exercisable and (2) 165,000 shares will become exercisable on April 20, 2002. Further, Mr. Gaisser owns $50,000 of the Company's debentures (out of a total issue of $3,000,000 debentures) convertible into 200,000 shares of the Company's Common Stock which shares are considered beneficially owned pursuant to Rule 13d-3. The conversion price of these debentures is $.25 a share. Mr. Gaisser may be regarded as sole beneficial owner of all of the above shares, holding both voting and dispositive power.

                      Beneficial Ownership
                      ____________________

                       Sole     %       Shared   %   Total    %
                     _______   ___      ______  __  _______   __

  Gary T. Gaisser  7,206,875  16.5        --    -- 7,206,875 16.5

If all debentures were converted, Mr. Gaisser's beneficial ownership would be 13.0%. On December 1, 2001 there were outstanding 42,223,499 shares of Common Stock of the Issuer.




          Mr. Gaisser has had no transactions in the Common Stock in the last sixty (60) days, except for the debentures acquired as described in Item 3.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: December 10, 2001            GARY T. GAISSER
                                   ______________________
                                    Gary T. Gaisser


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)